Registration Statement No. 333-237342

Filed Pursuant to Rule 433

May 7, 2020

MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN (NRGU), Upsized to $725 Million Aggregate Amount.

May 7, 2020 – REX Shares, LLC (REX) is pleased to announce that Bank of Montreal has increased the aggregate principal amount and total notes outstanding of the MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN by $150 million, to a new total of $725 million, and 14.5 million notes, respectively. NRGU is the only daily resetting 3x leveraged exchange traded product with exposure to the U.S. Oil and Energy equity sector in the United States. “The month of April 2020 was historic for the oil markets, with the WTI Crude Oil front month futures contract in negative territory for the first time ever. In this environment, traders may have looked to take leveraged positions in energy-related companies that might benefit from the rebound in oil prices,” said Greg King, Founder & CEO of REX Shares.

The ETNs track the Solactive MicroSectors™ U.S. Big Oil Index, an equally-weighted 10-stock index of the 10 largest U.S. listed energy companies. The ETNs are issued by Bank of Montreal and are listed on NYSE Arca.

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this press release relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent developer of indices used in exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating indices that can provide specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of experience in structuring and building innovative exchange-traded product solutions.

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About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

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Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Oil Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the applicable Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.